 Exhibit 99.6

Earnings Call 2

earnings call 2

October 10, 2014

CORPORATE PARTICIPANTS

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Mohit Joshi

Senior Vice President, Segment Head – Financial Services

Sandeep Dadlani

Senior Vice President – Segment Head, Retail, CPG, and Logistics

investors

Moshe Katri

Cowen & Company

Joseph Foresi

Janney Montgomery Scott

Anil Doradla

William Blair

Rishi Jhunjhunwala

Goldman Sachs

Edward Caso

Wells Fargo

Keith Bachman

Bank of Montreal

Jamie Friedman

Susquehanna Financial Group

Ravi Menon

Centrum Broking

Karan Uppal

Equirus Securities

Ashwin Shirvaikar

Citigroup

Nihar Shah

Enam Holdings

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing * then 0 on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks Inba. Hello everyone. I am Sandeep from the Investor Relations team in Bangalore. Welcome to the Infosys call to discuss future strategic roadmap along with the Q2FY15 earnings release. Joining us today on this call is CEO & MD – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. Rajiv Bansal along with other members of the senior management team. We will start the call with some remarks on the strategy of the company by Dr. Sikka followed by comments on the performance of the company. Subsequently, we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Vishal Sikka.

Vishal Sikka

Thank you Sandeep. Good day everyone. Before we get into the results of this quarter, I would like to take a few minutes to give you my perspective on the road ahead for Infosys.

I started my journey as the CEO of Infosys about 70 days ago and each day has been a tremendous experience, simultaneously exhilarating and humbling but also challenging and yet a familiar one. Infosys is an iconic company. Our company has been instrumental in putting India on the technology map in pioneering the Global Delivery Model which transformed the industry and for being the engine, the trend, the top talent in the industry and all of this while maintaining the utmost standards of honesty and integrity which others have measured themselves by. As we look ahead to the next 33 years of Infosys, we not only aspire to achieve consistent profitable growth as Mr. Murthy used to say, but indeed get back to being the bellwether company for our industry leading it in both growth and profitability. We want to do that on the basis of innovation, on the basis of technology especially Automation and Artificial Intelligence technologies and on the basis of amazing people who are amplified by technology, by the knowledge, the imagination and the conviction and the community and the ecosystem they bring with them in Infosys. We believe that this will result in a much higher productivity and a deeper relevance of each individual. I believe that this is a human revolution. We want to bring about this revolution on a foundation of learning and on the basis of excellence with the most modern technologies such as the latest platforms and architectures and the most advanced capabilities in AI and Automation and we have already started down this path.

Artificial Intelligence as a domain is often misunderstood. It is often associated with the precipitation of the acceleration of human irrelevance. Having studied AI at Stanford and at Syracuse before that and at the feet of the pioneers in AI, I happen to see this differently. This pessimistic description is not correct. Technology for centuries has always been about the amplification of us. The amplification of the human, not making them irrelevant. AI and Automation is no exception to this. We see an opportunity to launch a great human revolution where we are able to achieve much higher productivity levels to bring much more innovation where we are able to paraphrase Professor Mashelkar “do more with less for more.” I referred to this as the next generation of services and we are building Infosys into such a next generation services company.

Over the last 70 days, I have interacted with dozens of partners, hundreds of clients, and tens of thousands of employees and it is very clear that the world around us is being profoundly reshaped by software and by software driven technologies. As a result of this and to best serve this transformation and to best achieve relevance in the world of the future, we see every business adopting a dual strategy - on the one hand to renew their existing systems, existing landscapes and their existing businesses and at the same time complement this renewal with entering into new business areas, new business models and build completely new solutions for these often in areas where there was never software for those before. This duality of renew and new also applies to us at Infosys equally well. We must bring this dual opportunity to life and we must do so within the underlying fabric of our culture.

When we think about the renew portion of this equation, I believe that everyone - every company in every industry, has a need to renew and rethink their existing systems and processes, to enable these systems and processes for new kinds of access, mobility, analytics and big data, sensors and adaptive behavior as well as move the systems to the cloud for achieving better scalability, better economics, better elasticity. For Infosys, this means the renewal of our existing business lines whether it is Consulting or BPO, whether it is Application Development and Maintenance or Infrastructure Management, whether it is implementing and integrating Package Systems or building completely new Engineered Solutions, whether it is Verification or Implementations, everything. For Infosys, it also means IP excellence with our Finacle and Edge products and an investment in assembling and building platforms and tools using existing technologies, using open source technologies, using proprietary technologies from our partners as well as our own IP. Each company needs to achieve this renewal through an improvement in their own operational efficiency and productivity. For Infosys this means an investment in Automation, in Innovation and in our own Operational Efficiency.

Similarly on the new side of this equation, we see a need for every business to find new software driven ways of connecting their ecosystem and their entire value chain, new ways to create engagement with customers and understanding of customers to explore new markets, new business models and to build systems for these that have never existed before, in new ways on new kinds of technology platforms. For Infosys, this new dimension means working on our information platform, working on elevating our client conversations and helping our clients find and execute against their needs of the future. It also means offering new kinds of services using approaches like design thinking and co-creation. It means entering into new strategic partnerships as well as work with startups and new kinds of companies to help us fill the gaps in our own value chain. This entire renew and new has to be done on a foundation of culture, of engagement and of purposeful work. At Infosys, we will double down on learning and education for all of us and indeed engage in lifelong learning.

Let me drill down into the renewal of our services and offering the new services in a little bit more detail. Taking a service line view in Consulting Services, we will leverage the glue of our platforms, our integrated services and a deep business expertise to bring the best end-to-end solutions to our clients. Further we will apply the power of design thinking to define the future systems and solutions for our clients.

In Business Process Outsourcing and Business Process Management, we will invest in the advanced application of Automation and Artificial Intelligence and a deep focus on process improvement, on process innovation and help accelerate our clients move to best practices across domains as they are more trusted and reliable business partner.

In Product Engineering which is a key focus for us, we will bring our unique and complementary competency in the mechanical and electronic domains where we design the great products of the world from airplanes and airplane parts to security systems, from drills to cars, from oil fields to routers and seek to release the massive value that lies at the intersection of the physical and digital world. Once we have done the design of these kinds of products, we will focus on capabilities like Predictive Maintenance, Machine Learning and Intelligent and Adaptive Systems across industry verticals to derive a new value across this chain from the design to the deployment of products. In doing so, we will also improve the way that we bring these products to life in software by bringing together techniques in CAD, in product design, together with the software design and development experience.

In Application Development, our aspiration is to rethink the development experience to improve developer productivity dramatically. We are working on the Infosys Development Platform that will consolidate tooling and experience and build around rapid, agile, techniques, integration of development and operations, design thinking methodology and then bringing AI capabilities and new abstractions into the development and authoring experience which to a large degree has not changed over the last several decades.

In Application Management and Testing, we will invest in areas like automated source code analysis, automated upgrades, automated regression testing etc.

In Infrastructure Management, we are adopting an open plus preferred approach with reference architectures put together with our partners in infrastructure that can help us simply the complex landscapes of our clients as well as doing a massive embrace of Artificial Intelligence and Automation techniques to help bring a dramatic efficiency improvement in the way infrastructure of enterprise clients is managed.

We have already embarked on this journey with partnership with infrastructure players as well as tooling companies and we will do more. On the Product side, we are building the best-in-class core banking platform with Finacle. Our focus will be to enhance the end user experience of the products and to create an ecosystem of extension in areas like Analytics, Mobile Banking, Digital Commerce and Inclusive Banking.

We are seeing rapid traction with our Edge suite of products in major companies around the world, across industries, in helping achieve a dramatic new economics and ease of experience in the frontline areas that are critical to enterprises. This will continue to be an important offering from Infosys and we look forward to growing this business significantly in the coming years. With Big Data and Analytics, we are proposing an Infosys Information Platform and Enterprise led Big Data Platform that combines open source software with partner technologies and tools as well as our own and we want to bring this to life at our client at a cost that is a fraction of the previous generation approaches towards these areas.

Infosys can enable startup companies to attain dramatic improvement in engineering speed, in scale and achieve a global reach by helping them amplify and accelerate their development as they grow and helping them achieve their engineering goals as well as their operational goals much more efficiently and in an accelerated way. We will combine this extension of the engineering of startups with joint go-to-market with them as well as strategic venture investments to bring Infosys into close collaboration with today’s small companies, cutting edge companies that will be great companies of the future.

To support all of these service line innovations, our strategy will be to renew and rethink our own existing systems and processes, our processes for sales and marketing for people and talent, for IT systems and for operations and administration. We will focus our people agenda on the experience of our employees, on trust through empowerment and accountability, on continuous employability and on lifelong learning. We are aspiring to create a transparent and a meritocratic culture that empowers every single employee to do their best for our clients with an unwavering commitment to our values. We will be employee-centric and are working on bringing advanced technology to a deep and wide engagement with our entire workforce using new Cloud Sourcing Solutions.

We will offer a unique combination of career mobility, learning and technological challenges to retain our top talent and we will renew our workforce to diversity of every sort globally and on minimizing our distance to customer value. Often in large organizations, we see an endemic where middle tiers in the organization lose their distance to this value and we are striving to minimize that as we renew ourselves.

We will also embark on an active inorganic strategy, focus on acquiring core capabilities, not on acquiring yesterday’s revenue and yesterday’s technology, but in achieving efficiency in acceleration of our roadmap towards the future, with automation technologies, with new thinking and collaboration and advance new areas, as well as to expand in underpenetrated and high growth markets and in new geographies that are strategic to us.

In doing all of this, we believe that we will greatly improve our competitiveness in the market, especially to win large transformational projects and to expand our relationships with each of our client and achieve a disproportionate growth in emerging markets. We believe that we will better position ourselves to lead our clients into their future with relevant innovation, in offerings in new areas and we will increase operational excellence so that we are able to confidently invest for growth. We have already started down this path by making investment into these areas and are already seeing early results and evidence of success.

We have been collaborating with universities. In the last 70 days, we have established programs with Stanford, with the Institute for Computational Maths and Engineering, a premier provider of data science and data scientists, as well as the Design School faculty members in helping establish a massive embrace of design thinking at Infosys. We have also partnered with the East China Normal University to help teach the teachers as well as other universities in Europe like TU Berlin in areas around working with startups and in advanced technologies.

We have been establishing partnerships with Microsoft, with Hitachi, with Huawei as well as expanding our partnership with Oracle and SAP, engaging with startup companies in innovating and investing in new ways to engage with our employees such as the ‘Murmuration’ initiative that we launched and we already have a few dozen POCs going on of the Infosys Information Platform around Big Data.

All of this tells us that a new and ‘next generation services company’ is on the horizon. We believe that a company that brings in capabilities such as the ones that I have outlined will be a ‘next generation services company’. We believe that Infosys can not only be such a ‘next generation services company’ but can once again define what it means to be an IT services company. A great company based on innovation that is founded based on a foundation of intellect and values. We, myself, our entire leadership team, our Board and the entire employee population of Infosys is 100% committed to these goals and we look forward to the rest of the journey. In the coming quarters, I look forward to sharing with you more detailed plans of our execution on these strategies and more tangible articulation of what these strategies will mean for our business, our investment and their expected outcomes.

Let me now talk about the business highlights for the second quarter of this fiscal year. Our US dollar revenue grew 3.1% in reported and 3.9% in constant currency. Our growth was quite broad based across most of our industry verticals, across geographies and across service offerings. By itself, our services business grew by 3.6% in reported currency and 4.4% in constant currency. Our Finacle business did not have such a great quarter and posted a 5.4% decline on a quarter-on-quarter basis. We have taken action to alleviate this. We have just announced a leadership change. Michael Reh has now taken over as the Head of the Finacle business and will be executing plans on several fronts to return this business to growth and success as I outlined earlier.

Volume growth for this quarter was 3.0% and per capita revenue growth for IT services was 0.6% in reported terms and 1.3% in constant currency terms. Our operating margin for the quarter went up by 100 basis points to 26.1%. This is good because it allows us to better plan our investments for growth and this is despite one-time investment that we have made, that Rajiv will outline later. Earnings Per Share for the quarter was 89 cents which is a quarter-over-quarter growth of 6%.

We added 49 new clients during the quarter. The gross employee addition was over 14,000. We have taken several initiatives over the last few months to address some of the attrition issues that we have had and these are now beginning to yield positive results with attrition declining month over month during this quarter. This continues to be an important area of attention for us. Our quarterly performance has enabled us to pay our employees on average 100% of the bonus for Q2 for the first time in 16 quarters.

As mentioned earlier, winning large annuity engagements continues to be an important part of our strategy. During this quarter, we signed 7 large deals with a TCV of $600 million. Five deals were in the Americas, one in Europe and one elsewhere in the world. Two are in Financial Services and one each in Retail, Manufacturing, Telecom, Life sciences and Energy & Utilities. The overall deal pipeline and decision cycles have remained steady over the last three months. Pricing also remains stable in most areas. Some commodity areas are seeing a downward pressure whereas other innovative areas have opportunities for us to deliver and achieve much greater value.

Our Products and Platforms business which was established as Edgeverve Systems, a wholly owned subsidiary of Infosys in this last quarter, is seeing increased momentum with prospects and clients and we see great opportunities for Edgeverve as I articulated earlier.

We have maintained our revenue guidance for financial year 2015 at 7% to 9% despite significant cross currency movement during the year. As you can see, we had a very good quarter, one that we are proud of and as I mentioned in my strategy description earlier, we are looking forward to growth in the coming quarters and to sharing with you additional details as we go forward and build out a deeper operational plan based on the strategies that I have mentioned.

With that, let me hand over to my colleague and my friend and our COO, Pravin.

Pravin Rao

Thanks Vishal. Let me talk about highlights in various business segments.

In Financial Services, we had a growth of 2.5% on constant currency basis quarter-on-quarter for the services part. Budgetary challenges remain in this sector with many banks looking at cutting back spend on both run the business and change the business programs. There is intense focus on efficiency improvements as well as spend in the areas of risk and compliance, client-facing initiatives, digital and new products. Decision cycles are slightly faster compared to 12 months back.

In Insurance, Digital and Big Data are gaining prominence along with Analytics. New demand and deal pipeline in the sector is good. In Cards and Payments, digital and technology modernizations are the top two trends. There is a lot of focus on security given spate of breaches off late.

Retail and CPG continues to see challenges due to postponement of large initiatives and long decision cycles. While pipeline is healthy, there are delays in ramp-ups of programs won earlier. Retailers are extensively focusing on digital commerce and analytics, while CPG companies are focusing on cost reductions and brand building.

In Manufacturing, there is an increase in spend in high-tech led by ISVs, Telco OEMs and devices and equipment. Spend in industrial manufacturing is also increasing while Auto is flat and Aerospace is experiencing a reduction in spend. Growth in the sector is largely driven by Americas on both discretionary and non-discretionary side.

In Telecom, the industry trends remain similar to last quarter, with declining top line in both wireline and wireless, squeezing spend and triggering consolidation in the sector. Client focus is on customer experience improvement, churn reduction and operational efficiency. While we saw another quarter of strong in Q2, we expect growth challenges in the upcoming quarters as mentioned earlier.

In Energy, while super majors are focusing on improved operational efficiency, oil field services clients are witnessing increased activity in the international market. Clients are looking for efficiency improvement, application rationalization and better business intelligence. Decision cycles remain stable in this vertical.

Life Sciences is witnessing mergers and acquisitions and divestment activity due to which decision making is slow. Additionally, patent cliff is leading to cost cutting by the clients. There is an increase in activity in ERP transformation, Digital Managed Services, SaaS-based solutions and compliance. There is a significant reduction in discretionary spend. Deal pipeline are showing some improvement though decision cycles remain similar to last quarter.

In growth markets, there is a demand for utility-based pricing and as-a-service-models. There is an increase in combined IT-BPO deals and Cloud Infrastructure deals. Deal pipeline and decision cycles remain steady. In BPO, client conversations are more around transformation of the business processes with clients looking up to service providers to take end-to-end ownership of their processes. Though cost continues to drive outsourcing, discussions around value and domain expertise are becoming predominant.

Finacle growth was impacted during this quarter due to delay in deferment of closure of some of the large deals. Markets for Finacle continues to remain soft due to its discretionary orientation and client preference being towards step changes rather than large transformations.

In Cloud and Infrastructure services, demand is high and adoption of public cloud in on the rise. Our strategy to help simplify and industrialize client operations and helping them evolve to leverage digital and cutting edge technologies is a clear differentiator. We have been rated as a challenger in the Gartner rating for 2014 for North America Data Center Outsourcing, which is a significant improvement from our position in 2012.

As regards Digital, we had strong growth in Q2 in Americas led largely by Retail & CPG and Manufacturing verticals. Digital is on top of our agenda for most plans, thereby leading to strong demand.

I will now hand over to Rajiv to talk about financial highlights.

Rajiv Bansal

Thank you, Pravin. For the next few minutes I will take you through the financial highlights for the quarter. Revenue for the quarter was at $2.201 bn as against $2.133 bn last quarter, which is a sequential growth of 3.1%. During the quarter major global currencies depreciated against US dollar. For example, Euro depreciated by about 3.8%, Australian dollar about 1.7% and GBP by 1.5%. This has impacted our reported growth by approximately $16 mn during the quarter; revenue growth in constant currency is at 3.9%.

It is important to note that the revenue growth for IT Services alone was at 3.6% in reported terms and 4.4% in constant currency terms. Finacle and BPO continue to have growth challenges; BPO grew by only 0.7% during the quarter. While the softer growth in BPO was cyclical and we expect it to recover in the coming quarters, Finacle continues to have growth challenges something that we are aware of and are working to correct. It has sequentially declined by 5.4% during the quarter.

On the margin front, the rupee has depreciated by 1.3%, against the US dollar during the quarter, which has resulted in a positive impact of 0.3% on operating margins. Our gross margins for the quarter were at 38.5% as against 37% last quarter.

Operating margins for the quarter went up by 100 basis points to 26.1%. Net margins for the quarter was at 23.2% compared to 22.6% last quarter. The increase in operating margins were primarily driven by an increase of 2.2% in utilization from 80.1% last quarter to 82.3% in the current quarter, an improvement in onsite mix from 29.2% in the previous quarter to 28.7% in this quarter and the rupee depreciation that I spoke about earlier. The expansion in margin is after making significant investments in the business during the quarter. We promoted around 12,000 employees during the quarter, the highest we have done in any single quarter in the history. We will be paying, as Vishal mentioned, an average of 100% bonus to our employees during the quarter.

We have increased our investments in customer delivery, education and training and in sales. We contributed US$13 mn to Infosys Foundation for the quarter-ended 30 September 2014 for CSR activities.

Other income for the quarter was at US$144 mn, which included forex gain of $24 mn. Yield on other income was at 9.34% during the quarter. We have outstanding hedges of $1.027 bn as on September 30, 2014. Effective tax rate for the quarter was at 29%.

Our cash and cash equivalents including available-for-sale assets and certificates for deposits were at $5.443 bn as on September 30. We saw good collections during the quarter as a result of which the DSO dropped to 63 days as compared to 66 days last quarter.

I am happy to inform you that the board has declared an interim dividend of Rs.30 per share which will be approximately $0.49 based on the currency exchange rate.

The Infosys Board has also recommended a 1:1 bonus of issue of equity shares and 1:1 stock dividend of American Depositary Shares to increase liquidity of the share and expand the retail shareholder base.

I will briefly touch upon the outlook for FY ’15: The guidance for the year has been maintained at 7% to 9% in spite of significant cross-currency movements during the last few months. As you would have noticed, the currency markets have been extremely volatile and most of the major currencies have depreciated against the US dollars; for example, the euro has depreciated by 8.8% against US dollar between March and September, Australian dollar has depreciated by 5.7% and Swiss Franc by 7.9% during the same period.

On the margin front, we have seen an expansion in margins during the quarter on account of strong operational performance. Historically, Q3 & Q4 have been soft quarters for us. We continue to make substantial investments in our business to accelerate and sustain our growth. We expect the operating margins to continue to be around 25% for the year, (+/-1%). However, the same may vary quarter-on-quarter depending on our investment requirements.

With that, I will open the floor for questions.

Moderator

Thank you. Ladies and Gentlemen, we will now begin the question-and-answer session. Our first question is from Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Hey, thank you very much. The first is for Dr. Sikka. Based on the steps you are planning to take to transform the business, how should we think about Infosys’ margins in the near term in the next few years and then also in the long run 3-5 years and beyond? Second for Rajiv, with peak level utilization, how should we think about utilization for fiscal year 2015 versus hiring plans? Thank you and best of luck.

Vishal Sikka

Moshe, let me address the first part of your question. Then for the second one Rajiv can answer that, but it was not very clear, so perhaps when I am done with my answer you can repeat your second question. So with regard to the growth ahead and the margins, as Rajiv said, we are presently maintaining our margin outlook. The strategy that I have outlined, it will take time for this to take shape and to start getting reflected in a meaningful way in the P&L. Over the next couple of quarters, we are going to further outline this in much more detail quantitatively to give you better guidance both in terms of investments and capital allocation as well as in terms of the forecast on growth and outlook. Having said that, we do feel very confident about the long-term growth, as well as profitability of the strategy that we have outlined. Such a new service and next generation services company, as I envision Infosys to become, would see a significant growth as well as profitability at the same time. One other point that I would like to make is, as we detail this and given the inherent latencies in the business, even though the results will take time to get there, we are already seeing the first early signs of success of the strategy in engagement that we are starting to do with clients, both in terms of renewing our existing services as well as bringing new services to life. So the journey ahead is going to be one where it will take some time to achieve a meaningful impact, but at the same time we are going to get there incrementally and not that the results will show up in a big bang down the line.

Moshe Katri

Okay and then the second part, that is for Rajiv. As I said, utilizations is at peak levels right now. Should we expect these to move higher or should we look for an inflection point on the hiring right now given the demand that you are seeing?

Rajiv Bansal

Moshe, I will try answering though I could not get the complete question. I think the line is not very clear. But our utilization for the quarter is at 82.3%, which is an all-time high. I have not seen this kind of utilization over the last many, many years. As we have been talking about over the last couple of quarters, I had been always maintaining that, I believe that the right utilization will be about 80% to 82% and over the last couple of quarters we have taken a lot of initiatives to reach that number. Having said that, I think there is a need to make investments. We have to hire ahead of time, we have to hire for the growth that we see in the next year and as a result you would see us investing more into the business, hiring more people, hiring the right skill set and that would mean that there could be in the -term some impact on the margins because of hiring ahead of the curve. Having said that, I think there is a lot of focus in the company on automation, on productivity improvements and this is an environment where it is not easy to get pricing increases from the customer on a year-on-year basis. So we have to drive productivity improvement on automation, to drive better value for our clients, at the same time improve our margins on an ongoing basis.

Moshe Katri

Thank you again and best of luck.

Moderator

Thank you. Our next question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi. My first question is just on the growth prospects for the company. I think you have trailed industry growth rate for a little while and I think the initiative was to get back over those industry growth rates. Can you just revisit that particular issue? And is this about improving the prospects of the core business before the new plan or is this about putting both forward at the same time?

Vishal Sikka

Joseph, it is about putting both forward at the same time, to simultaneously renew our existing business and achieve much better efficiency, innovation and operational excellence out of that. But at the same time complement and augment that with a new set of services that we offer, a new set of innovative capabilities that we offer. So that the sum total of that would help us achieve over time industry leading growth and profitability, which has been our target.

Joseph Foresi

Okay. And then on the attrition side, it picked up this quarter despite I think the increased bonuses. Can you talk a little bit about why the rate continue to pick up and what are you expecting for the attrition rate to do over the long term?

Vishal Sikka

Joseph, the attrition on an LTM basis is still a little bit above 20% and that continues to be of concern for us. However, we have taken many steps around attrition and if you look at the month-over-month numbers, they have already declined. So it is heading in the right direction. As I had mentioned when I started, the actions that we have taken around attrition will take some time to take shape because of the long nature of these latencies of people deciding and then going through the process of leaving and so forth. So we are seeing encouraging signs here when we look at it on a month-by-month basis that the attrition is coming down and we feel confident that both based on the measures that we have taken to improve our position on attrition as well as now the strategy around growth and the results. We believe that a combination of these will over time bring us back down to the levels that are more normal for us in the industry.

Joseph Foresi

Okay. And then the last question from me. You laid out a fairly ambitious plan for the business and given the fact that it has been a services company for a long period of time, it seems like that culture will be changing a bit. Can you just lay out for us a couple of organizational changes that you feel need to take place in order to be successful and what do you think the impact of those changes will be?

Vishal Sikka

I do not see any structural changes in the organization any time soon. This has been the first quarter for us to work together. It has been a great experience; it has been an amazing experience. We have a young, dynamic, passionate team that is driven towards success and it has been a great experience for me to work with our team and I look forward to that. Of course as you see in example with Finacle, as we see an opportunity to make changes and take corrective actions, we will do so swiftly. But I do not see any structural reason to make any changes at this time. I think our team is fully equipped to go after this agenda that I have outlined. A key part to getting to the kind of transformation that you are talking about is to ensure that we continue to focus on education. Infosys is a company that heavily values education, training and learning. I believe that education is at the heart of any company’s transformation. If you think about it, any company that goes through a fundamental change in its business has to reeducate, has to retrain, reskill their workforce, has to get their employees to think differently about the world of the future and has to take those actions. Therefore, learning and education is always at the heart of any company’s transformation. But it is especially true for Infosys where education has always been at the heart of what we do. Mr. Murthy, our Founder, used to talk about learnability, the ability to learn, as the thing that is fundamental to Infosys. 20 years ago we did not have BPO or IMS or services like this. Who knows what kinds of services we have done 10 to 15 years from now? But we will have education then, just as we had education 20 years ago. So a strong focus on education and on learning, is at the heart of our ability to transform ourselves, to be able to do these kinds of things that I have outlined. We have already taken major steps in this direction. We have been teaching design thinking to our company. We have already started that in a massive way, in partnership with many faculty and professors from Stanford d. school and the d. Global Initiative. We have already done the first training classes of design thinking for our executive management and many of our senior management members, leaders of our consulting teams and leaders of our sales teams. We have already done the first sessions of training some of our great teachers, our trainers on design thinking and as we speak, we are launching a massive embrace of design thinking for all Infoscions. I expect that before the end of this year, we will have trained 25,000 Infosys employees on design thinking. Similarly we are doing a huge embrace of Artificial Intelligence based on the CS188 class out of Berkeley. We have been putting together a great new Artificial Intelligence class. I am myself hoping to find some time to do some of these computer science classes and so on. So we are looking into not only using education and investing and doubling down on education as a great mechanism for our organizational transformation, but we are also looking to invest in education itself and in finding new ways to train and so forth. So more so than the management, I would advise looking at our ability to educate and to train as a great mechanism for our organizational transformation.

Joseph Foresi

Thank you.

Moderator

Thank you. Our next question is from Anil Doradla of William Blair. Please go ahead.

Anil Doradla

Yes, hi Vishal. Your commentary and vision around the whole Artificial Intelligence was quite interesting. Can you share a couple of key areas where Infosys could benefit materially? What is the nature of jobs in this Artificial Intelligence paradigm? And also as a follow up, you talked about investments. Can you share with us what would be the nature of some of these investments? Thanks.

Vishal Sikka

We see AI as impacting many of our lines of businesses in a very fundamental way. If you look at Infrastructure Management for example, automation and rule-based systems and so forth can have a tremendous impact in how a landscape can be managed automatically or more or less automatically where people can manage these by exception. If you look at BPO, many processes which are based on documents and voice can be revolutionized with AI technique, with voice processing, with text processing, image recognition and so forth, as well as rule-based systems and machine learning to understand and detect correct behavior and taking actions based on that behavior. So we believe that our existing services can be significantly improved by embracing AI techniques there, as well as of course in completely new kinds of applications that we can build in complex areas, in intelligent adaptive sense and response type behaviors, whether it is in machines and machine-based systems, whether it is in connected cars or connected vehicles, airlines, all systems where we design the system and then the system is in production, where it can be integrated into an intelligent adaptive system, can have a significant impact from AI. So the kinds of jobs there are around managing by exception, around modeling. Modeling of systems and system behavior, creating rules, creating the constraints around which learning can happen, these are some very high paying, high skill jobs that we are looking forward to having within Infosys and I think that that can have a great impact, both on the existing services as well as new areas that we can go into and we are starting that training in earnest. By the way, one other area that we are extremely excited about is in natural language processing, using the same information platform that I talked about earlier with Open Source components. We see a great opportunity in industries like insurance or banking, where automatic analysis of new stories and extraction of events and events of significance, whether it is on the risk side or on the growth side can have a great impact to our business and we are already starting to do projects in these areas. On the investment side, I would not limit it to any particular area. We are excited about many areas. Of course, in the AI techniques and these kinds of automation techniques, as well as in new ways of collaborating because remote work forces and remote abilities to work together are of great interest to us. So we are looking in many areas like that as well as in under penetrated areas or verticals, some areas in Energy, in Healthcare, in Retail and in many geographies as well. So I would not put any particular area or a segment as a focus for investment, just a broad interest in participating in the growth of other companies.

Anil Doradla

Can we expect M&A on some of these initiatives by Infosys over the next several quarters?

Vishal Sikka

Yes.

Anil Doradla

Thanks a lot and best of luck, Vishal.

Vishal Sikka

Thank you, Anil.

Moderator

The next question is from Rishi Jhunjhunwala of Goldman Sachs. Please go ahead.

Rishi Jhunjhunwala

Yes, hi, thanks for the opportunity. Vishal, this question is for you, I just wanted a sense of conversations that you have been having with the customers and with the employees in Infy over the past 70 days. What are the key concerns that have been highlighted by the customers regarding Infy and the key issues that would have been raised by employees during your conversation? And as a follow-up, what were your responses to them and did anything come as an unexpected surprise? Thank you.

Vishal Sikka

That is a great question. I think that all the clients that I talked to increasingly and this differs across industries, but increasingly, all the clients that we talked to no longer have the patience for what we could call “Yesterday’s Services.” They do not want to have staff augmentation or labor arbitrage simply for the sake of saving costs. They aspire to have improvements in business processes, better outcomes. They want to learn what new ways are of running processes, of running businesses efficiently, they want to understand how to innovate and they want help in getting into new areas. So if anything, their primary frustration is in not having a more innovative mindset, not having a more open mindset towards how business outcomes can be improved, how business process excellence can be achieved, and things of that nature. In other words, I have across my interactions with several hundred clients have seen a tremendous dissatisfaction with the way IT services of yesterday used to be and a tremendous desire to engage on new kinds of ways of bringing value and innovation and so forth. And with employees it is a similar thing, they look for great purpose to work on innovative projects, to work on next generation kinds of things, they also look for simpler efficient ways of working, efficient systems, efficient processes and so on. So we have been focusing heavily on that, on dramatically simplifying our own complexities on improving our operational efficiency and things of that nature. And overtime as the things become more concrete and some of the results start to become more visible, we look forward to sharing those with you.

Moderator

Our next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Thank you, good evening. I guess my question is on capital deployment with $5.2 bn in cash and well over a $1 bn in cash generated every year. Could you update us on your cash dividend payout strategy, maybe as a percent of cash flow what you might want to direct towards acquisitions and were the stock repurchases part of the board consideration? Thank you.

Vishal Sikka

Maybe I can start and then Rajiv can answer this in more detail. First of all, well, we are very proud of the $5.4 bn in cash that we have. We believe that it is a bit early to make a more precise statement about this. I and our management team have not yet had enough time to sufficiently articulate in detail the strategy that I have laid out. We will do so over the next couple of quarters. So around the April timeframe where we start our financial year, I would expect to be able to give more precise answers on capital allocation and things of this nature. Having said that, as you can tell I have a very innovation-oriented mindset here. We see Infosys as an innovation-driven company, as a growth-driven company and we see tremendous opportunity to leverage that cash that we have towards these objectives. Rajiv?

Rajiv Bansal

As Vishal said I think we have to wait to detail out our plans. What Vishal has laid out is a high level strategy today. We have to open our business plans on execution, strategy, on what kind of allocation of capital that we do between different strategies and different execution engines that we are going to come out with and only after that, will be appropriate for us to be able to say exactly how much of cash is going to be excess or whether it is going to be less than what we need. Having said that, the Board every quarter doing their deliberations look at the capital deployment and as and when they feel appropriate I think they would take the right decision.

Edward Caso

Right. My other question is you are talking about a real change in personality for Infosys and you are going to work with your deployment group on the knowledge side. What about your sales organization, can you adjust the capabilities of the group you have or will you have to seek significant outside talent to execute on your strategy? Thanks.

Vishal Sikka

Just as on the operational side, we are in the process of revitalizing our sales and marketing functions towards this type of operational excellence, towards being able to articulate values, to do solutioning, to be able to get into new areas, to do design thinking together with clients, to do co-creation. That means the same reskilling that we have talked about in other areas has to also apply to the sales part of the organization and we are already working on this. As I mentioned, the first set of trainings in these new areas for the leadership of sales has already happened, for the leadership of consulting has already happened. But as we go forward we will also be adjusting our processes, the way we manage the pipelines and the way we mine accounts, the way we change the level of the dialog that we have directly to go engage more with the CXO suite as well as the compensation structure and things of that nature. So we have already started this, Mr. Murthy started this more than an year ago and we are going to continue that heavily because we believe that we will need a world class sales and operational excellence in order to achieve the objectives that we have talked about. However, I do believe that we have the elements in place already, so that this reskilling and this transformation can be done from within and we do not need to a structural change to do that.

Moderator

Thank you. Our next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

Hi, thank you. I have two as well if I could. The first one is you talked about the Financial Services industry, could you talk a little bit about is this more Infosys or is this a broad-based impact across the industry? And related to that if you could talk about, you had mentioned a new leadership change. What are the objectives there, what is the strategy you think to kind of revitalize growth and then I have a follow-up please.

Vishal Sikka

So I think that you have to separate the Financial Services vertical performance from the Finacle performance, Finacle is our core banking product and the product suite where we had a dissatisfying quarter and we have made a leadership change. We have brought a great new leader with Michal Reh to run the Finacle business and we expect that this business will get back to growth and success. We have a great installed base in Finacle. There are almost 180 banks around the world serving 0.5 bn people. If you look at analyst reports and so forth it is viewed as the best and if not, one of the best banking products in the world. So we are very excited about that. We have had issues with this over the last few quarters and we have already taken an action there.

With regard to the broader Financial Services, this continues to be a great business for us and is growing. I will ask Mohit who runs our Financial Services business to talk more about it.

Mohit Joshi

Yeah, the Financial Services business had grown by 2.5% quarter-on-quarter on a constant currency basis. We have grown much faster in Europe. I think what we are seeing is there are four key trends that we have spoken about even earlier - industrialization, digital, risk and compliance and infrastructure modernization. I think for the second half of the year, we remain cautiously optimistic on the opportunities.

Keith Bachman

You did not mention what the issue was on Finacle. You said you are fixing it but I didn’t hear what the issue was over the past couple of quarters?

Vishal Sikka

The issue with Finacle has been basically across the board, from development and operations to sales, the efficiency of the development processes. I see that as an organization that sort of stalled a little bit and stagnated. You saw that in the business performance over the last few quarters. So we believe that with a great leader, with a development and innovation-oriented mindset, we will be able to get this business to growth fairly quickly.

Keith Bachman

Okay. Let me ask my follow-up then, as you mentioned an interesting roadmap surrounding investment opportunities. Could you give us some perspective on how long into areas like AI what is the investment period that you envision, is this a multi-year cycle of investments and if it is such, would you anticipate at least directionally that margins would decline during this investment cycle? Thank you.

Vishal Sikka

I don’t have a very precise answer for you on the AI one. I think my sense is that it is going to be a multi-year effort. We will detail this out over the next couple of quarters and be more precise about it. However, we will go about this in a very swift and efficient way, in a very incremental and iterative way as we bring these to life. Some of the solution that I talked about like in area of bringing AI techniques to helpdesk or to language processing for applications and insurance and banking and so forth. We have already started on these but to do a much more massive embrace like the kind that I have in mind, will take multiple years. In other areas like in big data, we have a few dozen POCs going already with huge clients around the platform that I mentioned which brings together an assembly of open source-based technology. There is a lot of exciting work happening there together with proprietary and our partner technologies in information processing, to bring great new big data analytical solutions to life. We have already started to work with our clients in this area and that work is something that we are really excited about.

Moderator

Thank you. Our next question is from Jamie Friedman of Susquehanna Financial Group. Please go ahead.

Jamie Friedman

Hi. Vishal, my question was, I was hoping to get your perspective on the software landscape and what I want to know is do you think that your software partners will be more or less important in the future of Infosys than they have been in the past?

Vishal Sikka

They will continue to be significantly important to us. We work in an ecosystem, our clients work in an ecosystem. Their landscapes are not only heterogeneous, they are permanently heterogeneous. Therefore they look a company like us as a neutral provider of advice and guidance, as well as help in managing these heterogeneous landscapes. So we see ourselves in that light and we see ourselves in a very symbiotic relationship with our ecosystem partners. I continue to see strength of that going forward. We do see in the new side of the equation, in the next generation solution, we see a tremendous embrace of open source product of new platforms what many people call the third platform and so forth. These are much more cloud-oriented, cloud scale open source-based technology platforms which have a much different cost performance profile compared to the traditional enterprise platforms. In that sense in the new areas, I think that you will see more and more work done on these kinds of approaches but working together with an ecosystem of partners and especially software partners is fundamental to the Infosys story and will continue to be the case.

Moderator

Thank you. Our next question is from Ravi Menon of Centrum Broking. Please go ahead.

Ravi Menon

Well, thank you for the opportunity. I have two questions, one is for Vishal and other is for the CFO. Vishal, you spoke of the lead sales leadership already adding some new talent, could you elaborate how you are deepening ability on sales side to understand customer needs? For instance, are you hiring senior technologists with experience in the domains like CIOs from a particular segment like Retail for instance?

Vishal Sikka

Yes, we have been adding new talent across especially in the higher ranks of the sales organizations to bring in more domain expertise, to bring in more expertise in solutioning and so on and we will continue to do that. But increasingly we see a need for clients who see us as advisors, especially in new areas. To do that we need to bring in new kinds of skills in co-creation in thinking together and working together with clients on what next generation problems are like. We are already starting to do engagements like this. Many of our leaders are working on things of this nature. Perhaps I can ask Sandeep who has been doing this in the Retail and CPG area to share his experience in how his sales team has been able to do some of these kinds of engagement already in new areas.

Sandeep Dadlani

Sure. This is Sandeep, and what we have been doing is inducting talent from MBA universities at the lower levels and at the senior levels also going through design thinking training on the lines of some of our new solutions. If you take the new Infosys information platform as an example that we launched literally a few weeks ago, even in the few weeks that have ensued, the sales team has gone out and had multiple, dozens of conversations and already engaged in multiple proof of concepts with clients to prove these new platforms out and then engage at a larger scale. So there is both outside talent coming in as well as internal talent being trained and aggressively running campaigns with new more powerful solutions. Thank you.

Ravi Menon

Thanks, appreciate that clarification. Secondly, Rajiv if you could clarify whether there is any room for cutting down on the G&A side because last quarter you had a real one-off of sorts in the provision for impairment foreseeable but this quarter I see the G&A is still flat Q-o-Q. So is there any room to offset some of the sales and marketing investments?

Rajiv Bansal

We continuously keep looking at opportunities for optimizing our cost further. G&A is one area where we have optimized over the last many-many quarters. I think we also have to ensure that we drive more productivity and improve our process in the G&A area. So that is one area that we continuously keep looking at but again if you compare with rest of the industry, I think it is the lowest in the industry. Even if you are able to optimize cost further it may not be very significant on the P&L. We have to look at cost optimization all across organization be it in the delivery organization, the sales organization and within the BEF functions. That is something that we do on an ongoing basis.

Moderator

Thank you. Our next question is from Karan Uppal of Equirus Securities.

Karan Uppal

Yeah, hi, I have a couple of questions here. So first Dr. Sikka I wanted to ask that and you are trying to implement the concept like design thinking which you quite correctly understand implies more exploratory thinking around any kind of solution. So in a timeframe of the services business where generally you have to deliver it in a short period of time on a specified deadline, don’t you think it is a radical change in the way it could be implemented successfully in this business model?

Vishal Sikka

I do not see that as a radical change. I see that as an evolution of the way that we create opportunity in new areas. I see that as a great methodology for helping our clients think through what their approach needs to be in some of these uncharted, unprecedented kinds of new territories, new frontiers that they need to get into. That applies to every industry as they go through the digital transformation. So in many ways I guess you could say that I see that as an inevitability that we have to do that and when you look at operationally, that takes the shape of something that is complementary to the normal traditional services. So you would have a handful of design projects which are small incremental, rapidly done but high value and high margin, complement the existing kind of services that are happening at the same client. Increasingly we will see sort of this mix of these things where design thinking is used to on one hand improve the existing services that we bring and existing projects that are going on and on the other hand to do new short-time window highly iterative, high value projects that are in new areas and therefore of significant importance to clients and we will see a mix of both of these.

Karan Uppal

Okay. The other question was more on the BPO side, so recently we have seen and as you have also pointed out in your opening remarks that companies and increasingly the IT vendors have been either building or acquiring these so called industrialized platforms and then offering it on a pay-as-you-go model to the end users. So if this is the future of business scenario if you envision it to be likely, would that create a case where a ‘winner take-all’ paradigm for the guy who holds so called successful platform from a specific vertical or will there be a room for everybody to participate in that kind of movement?

Vishal Sikka

It is too early to tell. I would see definitely an opportunity where someone who can offer a much more integrated stack with a next generation business process management offering which has heavy use of improvement built into it using automation and Artificial Intelligence together, with the ability to run that infrastructure and the associated applications and so forth could have an advantage. On the other hand clients might also decide that putting too much into the hands of one vendor might be too risky. So my sense is that you will see a mix of those but it is too early to tell. This idea of integrated IT and BPO or business process as a service is still very early. We are seeing signs of these opportunities emerge on both sides where somewhere clients have a very clear partitioning across the kinds of offerings and others where we do these integrated offerings.

Karan Uppal

Okay. So if I can just squeeze a last one for Rajiv. One was that how do we read a client metrics we have like the $300 mn going from one to zero, how should we read that? And secondly if you can just help us with the margin bridge for the quarter.

Rajiv Bansal

I will answer the second part first. On the margin if you look at it during the quarter, utilization improved by 2.3% and the rupee had also depreciated during the quarter which had given us a benefit of about 0.3% on the margin. Those put together actually helped us improve our operating margins by about 100 basis points.

On the $300 mn client, this is calculated on the LTM basis and it depends on the run-rate of the client over the last four quarters. The largest client has dropped off from $300 mn client it is about $ 290 mn odd. Typically it depends on run-rate, so if four quarters back there was revenue which was good or bad, depending on that the total revenue from client could keep shifting. So again on a quarter-to-quarter basis there is not much to look into it but yes, the good part is that if you look at the $1 mn clients, $5 mn clients and $10 mn clients, I think the numbers have been increasingly consistently over the last many quarters. That is something which gives us the confidence about the future.

Moderator

Thank you. Our next question is from Ashwin Shirvaikar of Citigroup. Please go ahead.

Ashwin Shirvaikar

Thank you. Vishal, good message on the automation and digitization fronts, I sort of agree with you on both these trends. But one of the things is that both digitization, automation implies a major change from the current FTE basis of thinking and when you kind of correlate that with your own experience speaking with clients in the last 70 days where you say many of these clients are unhappy with the old style of outsourcing, how willing are these clients to change the way they contract with you and go from a FTE basis to maybe a different basis?

Vishal Sikka

It is a mix. There are clients of course in certain industries and certain geographies who see a great need for this and urgency to do these new kinds of projects whereas in other industries and other geographies they are looking at these, they are experimenting with them, but they continue with the existing path. So it is kind of a distribution of you could say innovators or the ones that see the most urgency depending on the nature of the situation. In those cases where they do see the urgency of doing innovative projects, we see a tremendous willingness to try out new models, new ways of articulating the value or sharing the value or having us share a portion of the value that is created and new ways of contracting to achieve and so forth. So it is a mix and I think that you have to adopt a kind of a tiered strategy depending on the nature of the client and depending on where they are and their evolution of the particular business and how they see their business evolving. This is one of the areas that we will articulate in more detail over the next couple of quarters as our large scale sales strategy towards these approaches becomes clearer. Presently what we are doing is with early adopters we are engaging in these kinds of projects like the few dozen big data projects that I talked about or the adoption of Artificial Intelligence or connected car and things of this nature. So as the early success of those early adopters gets us into more and more experience, we then use to drive more scale in those businesses.

Ashwin Shirvaikar

Got it. And then a more near term question, you added 49 clients this quarter. As I look at the number of clients added in the last eight quarters, on average that number to 59. I know it can jump up and down but 49 I think is probably the lowest number since 2Q ’13 for you guys. Is there anything to read into that with regards to maybe what is going on, is this a result of maybe sales force turnover or what is going on here?

Vishal Sikka

No, I wouldn’t read any of that into it.

Ashwin Shirvaikar

Could you elaborate on what is going on?

Vishal Sikka

I think there are many factors that go into new kinds of deals, into sizes of deals and how the contracting processes are like and so forth. Depending on the nature of the deals that happen to be in a pipeline or near closure in that particular time period is what determines the number of deals that we get in a quarter. It is always a mix of these things, so the fact that the number of deals is what it is, my sense of it is this is of no consequence. Perhaps Pravin you can add something to that.

Pravin Rao

We actually have added a lot of bandwidth to the sales as well. We have added 150 account managers, we have added about 170 sales folks, we hired from leading business schools in US. So we have increased the sales bandwidth. I think it is not a secular trend, so I don’t think we should be reading too much into it.

Moderator

Thank you. Our next question is from Nihar Shah of Enam Holdings. Please go ahead.

Nihar Shah

Hi sir, this is Nihar Shah here from Enam Holdings. I just had one question, in terms of your strategy that you have outlined can you sort of elaborate a little bit on how that will impact the future hiring? In a sense would it be more towards laterals versus freshers and how do you see that sort of also impacting the pyramid as you execute on your strategy over a three-to-five year timeframe. That is all from my side.

Vishal Sikka

I think in the near term it is too early to say that there is any structural change to how we hire. We are committed to diversify the workforce that we have in all major dimensions but I would not see a significant change in the hiring simply because the nature of the new things is such that it is still very-very small and very early. I mean typically at Infosys we hire close to 10,000 people in a quarter and if we hire a couple 100 data scientists and so forth it does not really change the overall picture that much even though it is an incredibly strategic area for us. So I would not see a great change in the mix of hiring in the near term. However we are very committed to diversifying the nature of our workforce, bringing in additional talent in many different areas whether it is in geographies or in new skills and so forth and we will continue to do that.

Nihar Shah

Great. That’s all from my side. Thank you so much.

Moderator

Thank you. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Folks, due to time constraints we will not be able to take any further questions. We thank you all for joining us on this call and look forward to talking to you again. Have a good weekend ahead.

Moderator

Thank you. Ladies and gentlemen on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.